Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of the portion of the Jefferies Global Industrial and Aerospace and Defense Investor Conference, hosted by Jefferies & Company, Inc., in which Georgia Gulf Corporation participated on August 8, 2012.

Rob Walker:

Good morning and welcome to day two of the Jefferies Global Industrial A&D Conference. I’m Rob Walker. I work in the Jefferies’ Research Team in Chemicals. It’s my pleasure to introduce Paul Carrico, CEO of Georgia Gulf, and immediately following this will be a breakout downstairs in the Broadway Room. Thanks.

Paul Carrico:

Thanks, Rob. Good morning, everyone, and thanks for joining us this morning. I’d like to share a few things today related to our company and our recently announced merger with PPG’s commodity chemicals business and all the opportunities we have going forward.

Before we begin the overall discussion, please turn to Slides 2 and 3, the presentation materials which contain the forward-looking statements and some additional information. My presentation today will cover forward-looking statements, reflecting Georgia Gulf’s current view about future events, including a separation of PPG’s commodities chemicals business and the merger with Georgia Gulf and operating and financial performance of the merged company.  These statements involve risks and uncertainties which may cause actual results to differ and Georgia Gulf is not under any obligation to provide subsequent updates to these forward-looking statements.

[TEXT OF LEGENDS REFERRED TO ABOVE IS AS FOLLOWS:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the proposed separation of PPG Industries Inc’s Commodity Chemicals business from PPG and merger of PPG’s Commodity Chemicals business and Georgia Gulf (the “Transaction”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transaction, integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its respective estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) Georgia Gulf’s and PPG’s ability to obtain requisite shareholder approval, tax authority and other regulatory approvals required to complete the Transaction, or such required approvals delaying the Transaction or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transaction, (ii) other conditions to the closing of the Transaction not being satisfied, (iii) a material adverse change, event or occurrence affecting Georgia Gulf or PPG’s Commodity Chemicals business prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iv) problems arising in successfully integrating PPG’s Commodity Chemicals business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (v) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (vi) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (vii) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (viii) uncertainties regarding future prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before or after the Transaction, Georgia Gulf’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions. In light of these risks, uncertainties, assumptions, and other factors, the forward-looking events discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so. In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and a proxy statement relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’s COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation Georgia Gulf and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012, in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement and other relevant materials to be filed with the SEC when they become available.]

Paul Carrico:

So, moving on to Slide 4, this Slide is really an overview of our announced plan to merge with PPG’s chemicals business. One attribute of the transaction is that it’s structured as a Reverse Morris Trust or RMT for short, which I’ll use that term, perhaps, during the discussions here today.  And, basically, what happens here is the commodity chemicals business will be separated and distributed to PPG shareholders and then immediately merged with Georgia Gulf to create the new company. About 50.5% of the newly merged company stock will be held by PPG shareholders and, of course, that means that the remainder of the 49.5% stays with existing Georgia Gulf shareholders.

As far as the management of the new operations, newly merged operations, the commodity chemicals team will come across with the company with the exception of Michael McGarry who is currently managing that side of their company and instead he will remain with PPG and will become a board member as one of the three members designated by PPG on the Georgia Gulf Board going forward.

The transaction, as far as timing goes, is expected to close later this year. The target would be try to get to a December closing or into the January period. But that’s really dependent upon a number of factors. We need a ruling from the tax authorities relative to the RMT and the tax basis associated with that. We have regulatory approvals, the normal regulatory approvals to go through and then we have customary closing conditions that have to be met to complete the transaction.

So, shifting over to Page 5, we truly are excited about this transaction. It’s something that, in terms of the chlor-alkali integration part, we have worked on for a long time and really fulfilled our objectives in a number of different manners. It creates significant shareholder value, I think for both companies, and fulfills the strategy that we laid out roughly two, two and a half years ago.  As I’ve mentioned many times in the past in discussions about our company, chlor-alkali integration was a key segment that we needed to solve going forward and with this transaction we’ve more or less done that all in one shot here.

The diversity is also expanded with this transaction for Georgia Gulf in that we completely fill our chlor-alkali needs, but in addition to that, we have diverse opportunities in other chlorine derivatives that are added to the newly merged company.  In many ways this transaction creates an industry leader in our space in the vinyls and chlor-alkali side and, importantly, it offers the opportunity to generate significant dollar savings and synergies once the businesses are combined. Maybe even better and on top of that is the opportunity to create value going forward for the shareholders. The optimization of the assets by both groups will ultimately lead to new opportunities and other chances to make investments that increase value for shareholders in the future.

In terms of the size, we will be about a five billion dollar plus company going forward. It will have chemicals and building products and from a global point of view will be certainly in a great position to take advantage of the natural gas cost advantage that we’ve seen over the last year or two.  The synergies available to us are clearly, based upon our review in preparation for announcing and completing this transaction, are synergies that we can achieve together, but were never able to get to collectively as separate companies with different objectives and targets.

In terms of the position of the new company, we’ll have a very strong capital structure, which is facilitated by the RMT transaction that we’re performing here and cash flows really are in a great level, and we’ll talk about that a little later in terms of supporting our growth and providing value to the shareholders. Over the long term, we think it’s really an opportunity to create that shareholder value in various different ways.

So, moving on to Slide 6. The benefits of the transaction are numerous in many different areas. First of all, we do create a Fortune 500 company for chemicals and building products and we now have a portfolio of products in both areas, in both the chemicals and the building products, that, more or less, integrated from taking the salt and the gas out of the ground and moving it on down the line to products that serve the customers whether they’re building a home or it might be a customer on a chemical process.  The vertical integration is key for us and was actually the basis for the initial objective of creating the chlor-alkali integration. The integration, more or less, completes our vinyl chain. So, in the future, we’re able to then expand on those various segments and we have such things as co-generation for a very large percentage of our production. So you take that co-generation, you take the natural gas cost basis in terms of the BTU costs, you put those all together and we really become an ideal player in the global marketplace going forward.

The opportunity to put these two assets together also creates sites that are then capable of responding to future demand, I think in a very effective way. The PVC, the VCM, the chlor-alkali, all of those segments, chlor-alkali derivatives, can be built on, as we go forward, with a chassis that’s really able to deal with that down the road and it’s supported by the fact that we’ll have fairly sizeable cash flows based upon the balance sheet and the structure we have.

In terms of our position in the market, we will be a very large buyer of ethylene. We have about roughly 3.5 billion pounds of capacity for VCM, so if you take that to the limit, we’re going to be in the 1.8 to 2 billion pound range of consumption on ethylene going forward.  This is somewhat ideal timing in that respect in that most of you are probably aware and familiar with all of the ethylene expansions that have been announced in the next three to five years. As those ethylene expansions come on we fully expect to be a player in terms of working with producers to realize part of that supply as our feedstock.

So, moving to Slide 7, you see the combined assets of the two companies. The really nice thing about this transaction is that from a vinyl chain perspective, we have a lot of VCM and PVC and they have a lot of chlor-alkali and so when you put the two together and you look at the spread there you see there’s much more balance across the chain than what we had before.

Importantly for us, the value associated with the vinyl chain over the last ten, fifteen years has frequently moved from one segment to another. Today it’s a bit more strongly in chlor-alkali. At times, it’s been a bit more strong in the VCM and PVC segments, so with this type of an equation, we’re able to realize those benefits wherever that margin might drift in coming years.  In that respect, it’s a very good complimentary transaction because it does give us that, I’ll call it, leveling effect going forward as the economies of the world, North America or the world, move around.

We will be the third largest chlor-alkali producer in North America and interestingly if you look at the top four in terms of the producers on the chlor-alkali side or VCM, PVC, there’s really two companies that focus, particularly on the vinyl chain and that would be Occidental and ourselves.  What that means is that we’ve got a very strong position in vinyl and yet we can also serve a number of other markets. So, again, talking about that diversity that I mentioned earlier in terms of where we go for the customer.

The combination from my point of view here, the assets are quality assets on both sides. The people are quality people on both sides and you put that all together and you get a very nice fit going forward in terms of what we should be capable of doing. It serves as a really great foundation to start off the newly merged company.

Moving on to 8, this really illustrates the diversity in the portfolio, both that we’ve created and what they had as the two entities come together. If you look on the left-hand side you see the downstream, the chlorine integration that they have developed or that the combined entity will have and you see that the merchant side of the equation is about forty percent and then about sixty percent is consumed internally either via the derivatives or importantly the vinyl PVC chain.

The focus for Georgia Gulf over the last four or five years has been to significantly diversify our portfolio, which is kind of illustrated on the right-hand side there, and you see that from a distribution point of view we have moved from being, I’ll say, five years ago primarily a merchant market player in the PVC chain to one that has a real focus on several different areas. Number one, we’re still a merchant market player and that’s important to us, but very importantly we have a significant presence on the export side now and we likewise have a significant presence in the downstream use of PVC to include building products and compound.

The transaction is nice from my point of view in that in addition to that portfolio mix that I talked about for PVC, we have this diversity on the chlor-alkali side for products such as cal-hypo, HCL, and specialty phosgene. In terms of a going forward value equation, with the natural gas BTU costs and the advantage that North America has, this puts us in a really great position to be a global player in many of these areas. From a reaction point of view, as the North American market ebbs and flows or the other parts of the world ebb and flow, we’re really going to have a nice foundation to deal with in terms of responding to the different customer segments in the world.

So, moving on to 9, we’ve outlined what we think are the synergies for the transaction and you see the total is about one hundred fifteen million dollars in various synergies and we’ve divided these into several buckets. We really spent a lot of time during the process of identifying this transaction and firming it up and looking at the opportunities and feeling comfortable with these areas that we can do something to get these synergies.  So when we’ve outlined these, we have a pretty high comfort level that we can get there and, in fact, what our objective is to do is to get there to the tune of about sixty million dollars in the first year and the remainder by the end of the second year. You see in the chart that the cost of those synergies is about fifty-five million dollars. Of course, that’s a sizeable number, but, again, as I mentioned earlier, the cash flow really should support this quite easily in those first couple of years.

In terms of where we’ve divided the synergies, we’ve got the several buckets being procurement and logistics, operating rates and G&A reductions. Maybe most importantly here up front is almost right out of the chute, we get about thirty million dollars associated with a couple of areas, that being corporate allocations and pension accounting, which, basically, begins day one.  The second area, probably in the first year that is fairly immediate and sizeable is the operating rate value that we’ve alluded to here and that’s basically just taking the assets and moving them to a higher level of operating rates and I’ll show that in just a minute.

So, if you transition from that Slide number 9 and go on to 10, this is one of those examples that I’m trying to illustrate what those synergies can result in or how they can be effected. The Lake Charles assets for the two companies are fairly close from a geographical proximity point of view. You see here a kind of top view of where the assets are located and looking at the screen you can see that the Georgia Gulf assets, and that’s more north there, are located here with a connection to PPG’s assets, a little further south, but really not very far away.  And, we’ve always had a supplier/customer relationship for a long, long time. This is really just taking that supplier/customer relationship, and raising it to a new level. Basically, we’ll be raising the rates through the line, and looking for customers to take larger volumes than what we’ve been doing, particularly in the export side as we ramp up the rates going forward.

Export market is a clear opportunity for us to get those higher rates. And, all we’re doing in this phase of the synergies is increasing the utilization of the assets for both their assets and ours, particularly in periods of the year where it’s a little bit slower.

So, Slide 11 illustrates the mix of locations for the chemicals, the building products, the Georgia Gulf chemicals, and then the PPG chemicals. Headquarters will continue to remain in Atlanta. And, you see that, of course, most of the chemicals assets are located closer to the Gulf Coast with much of the building products assets either on the eastern half of the United States, or a bit over in the Western Canada side of North America.

The building product assets have been substantially rationalized over the last several years. And, so they’re well positioned to take advantage of the housing recovery, which we feel is coming. We think it started a little bit this year, but is still moving forward, and look for the next few years to result in some improved levels there.

Going on to Slide 12, illustrate the trough in the mid-cycle EBITDA numbers. This is really a nice chart to look at when you consider where we’ve come from over the last several years. It shows you basically, that in trough conditions, and if you do the rough math on the debt levels, and the CapEx and such, the numbers that we have out there, you can see that in trough levels, we’re in pretty good position to continue generating some fairly sizeable cash levels. In addition to that, on the mid-cycle numbers, we have quite a sizeable cash generation as we realize the improving economies in the housing associated with the North American market, not to mention some pick up in the world consumption of vinyl and chlor-alkali derivatives.

So, what drives this? Particularly the vinyls chain being one of the key areas. The line on the graph here shows the operating rates. And, importantly, PVC has historically performed well in the ninety plus percent range. What you see here is that we’re in that zone, say next year, as an industry -- moves on up from there. Ironically, this is one of those periods where those rates are improving, but you don’t hear substantial announcements on PVC capacity addition. Maybe importantly, it’s a little problematic considering where the industry is in its evolution to understand where all of the different molecules are going to come from to get those expansions going forward.  So, from a supply/demand point, demand should continue improving over the next two years, and supply is not really measurably increased, at least based upon announced transactions, or the lack of announced transactions.

Costs are always important. So, looking at Slide 14, it illustrates the difference between the global cost perspectives between the U.S., Europe, Northeast Asia and China. And, it’s a rather large difference. Even if you have the freight factor to consider, you can see that mostly because of the BTU cost for gas versus oil, really we are in a great position to supply the world’s needs in this field.  It’s very different than the last fifteen to twenty years of history for the North American chemicals. And, it’s certainly something we’re enjoying at this point, and we’re looking forward to that continuing for a number of years. So, we typically have looked at a seven to one ratio of oil and natural gas being reasonable for export. As you know, if you look at oil and gas now, it’s more like twenty-five, or plus, or something like that. So, really, a long way to go before exports would not be viable.  And, I guess most of the forecasts out there or all of the forecasts, for that matter, that I see don’t really see, project those two coming back into balance anytime soon, which means a great opportunity, not only for us, but also for those in the industry to really realize increased operating rates, particularly as North American demand has fallen, although you would suggest, think that maybe over the next three to five years, North American demand is picking up.   No huge capacity coming on so that will just firm up the operating rates in a good way.

Slide 15, a chart everybody is very familiar with in terms of how the housing market has slowed down, and ultimately, a real factor in reducing demand on the PVC side of the equation. As I mentioned earlier, or I’m not sure I mentioned earlier, but basically, the vinyl side of the equation is picking up at about a four percent rate for the industry for the year to date. So we’re seemingly on that path moving back up, much as what you hear from the housing producers out there that business seems to be better this year.

And, then cash flow wise, just what I was alluding to earlier. You see substantial cash flow, and this is showing the LTM numbers, substantial cash flow on the stand-alone basis from our perspective. But with the merged company, over the LTM, we would have been about a five hundred plus million dollar -- And, very importantly for us, the leveraged ratio with this transaction really doesn’t change that much. We start off with a really decent leverage ratio. The balance sheet is in shape, and yet we’re generating some pretty good cash as we start the year, once the transaction is completed.

So, the final Slide is a summary, again, of the reasons why we think it’s a great transaction. We’re very excited. We’re in the midst of planning and trying to get prepared for this whenever the transaction can close so we can kick off at a good rate when we start the merge through -- we really think it’s a unique opportunity. We think it was the best opportunity for us going forward. As I said earlier, it solves our strategic needs on the chlor-alkali side but also has a lot of other opportunities when you look at the whole set of assets.  It’s about as good as I’ve seen in the last twenty to thirty years on my side of participation in chemicals as an opportunity goes. We just need to get in there and execute at this point.

So, I’m going to conclude. And, I guess we have time for a question or two.

Rob Walker:

We can take one question. Maybe, and we’re going to have a breakout where we’ll have more questions. But, any questions?

I guess maybe I’ll just ask one and maybe we can move to the breakout. Paul, how do you see ECU margins evolving over the next few years and then I guess on PVC margins, do you see there could be a disconnect between the two? And if you see ECU falling potentially and PVC increasing? Or how do you see that evolve?

Paul Carrico:

The history says that there is some capacity coming on, on the ECUs in chlor-alkali in the next year or two and that typically depresses prices a little bit during those kinds of periods. I guess, I think that might still be there but the jury is really still out on that in that there’s still going to be this world demand where chlor-alkali is the lowest cost in North America so that will put pressure to keep those margins up a bit. Alternately, typically when those kinds of things happen particularly as caustic goes down, it flips over into better margins through VCM and PVC. And, in this case, it’s maybe a little bit compounded in a good way by the fact that the operating rates are clearly showing some pretty substantial levels at the ninety percent plus when you look at the three to five year forecast.

Rob Walker:

OK. Thanks, Paul. Please join us in the Broadway Room. Thanks.